Exhibit 99.2

Gas Natural SDG, S.A.

Announcement of rights offer to its existing shareholders

Gas Natural SDG, S.A., Barcelona, Spain, hereby notifies its shareholders as of the record date of March 13, 2009, (the “Existing Shareholders”) that it is granting them preferential subscription rights (the “Rights”) to subscribe for newly issued ordinary shares with a nominal value of €1.00 each (the “Shares”). Existing Shareholders are entitled to one Right for each share held on the record date, and each Right entitles its holder to subscribe for one Share against payment in cash of the subscription price of €7.82 per Share. Gas Natural SDG, S.A. is offering and selling the Rights and Shares (the “Offer”) in transactions not subject to the registration requirements of the U.S. Securities Act (i) to Existing Shareholders within the United States in reliance on Rule 801 under the U.S. Securities Act, and (ii) outside the United States, in offshore transactions in reliance on Regulation S under U.S. Securities Act, in each case pursuant to the terms and conditions set forth in the English-language offering memorandum dated March 12, 2009 (the “Offer Memorandum”). The Offer Memorandum is available under cover of Form CB on the website of the US Securities and Exchange Commission at www.sec.gov. Existing Shareholders may request a copy of the Offering Memorandum free of charge at the offices of Gas Natural SDG, S.A., Plaça de Gas, No 1, Barcelona, Spain, by fax at +34 93 402 5870 or by calling +34 93 402 5891.

The announcement is neither an offer to purchase nor an invitation to make an offer to sell any Shares. The Offer is being made solely by the Offer Memorandum.

Barcelona, March 16, 2009

Gas Natural SDG, S.A.